Offering Statement for Avadain, Inc. (“Avadain”)

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The Company

1. **What is the name of the issuer?**

Avadain, Inc.

746 Dent Road

Eads, TN 38028

Eligibility

2. **The following are true for Avadain, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Philip Van Wormer

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2020	Present	Indigo Technologies	CCO
09/01/2015	03/15/2020	evTS, Inc	CEO
09/15/2021	Present	Avadain, Inc.	CCO

   Short Bio: Phil Van Wormer is a co-founder of Avadain and responsible for its manufacturing scale-up and marketing. He has over 40 years of experience leading the development and global commercialization of over 50 new technologies, products and services including advanced membranes, films, polymers and aerospace composites, sustainable micro grids, super capacitors and ultra-efficient electric vehicles. Mr. Van Wormer has held senior executive positions at Fortune 500 companies, including DuPont and GE, as well as CEO and Chief Commercial Officer roles for early-stage private equity and venture capital backed technology companies. His manufacturing experience includes leading the turnaround of a $100 million polymer manufacturing operation in Texas and the start-up of a new film manufacturing facility in Japan. During his career, he has also been involved in a number of entrepreneurial endeavors, including wireless spectrum development and off-grid solar systems. Mr. Van Wormer holds a Chemical Engineering degree from Tufts University. Work Experience: https://www.linkedin.com/in/phil-van-wormer-44058a2/

Name
Ericka Wojack

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2010	Present	Bastille LLC	CFO/COO
03/01/1995	Present	The Salisbury Group LLC	CEO
04/01/2006	Present	Vehicle Safety & Compliance LLC	CFO/COO
09/15/2021	Present	Avadain, Inc.	CFO/COO
09/01/2020	09/22/2021	Avadain LLC	CFO/COO

Short Bio: Ericka Wojack co-founded Avadain and has served on its Board of Directors since its inception. She is responsible for overseeing the financial and operational activities of Avadain. Ms. Wojack has extensive experience managing growth and the cash position of start-up and early-stage companies. Ms. Wojack has a BBA (Finance) from the University of Wisconsin at Madison and an EMBA (summa cum laude) from the University of Memphis. She is a member of the Institute of Management Accountants, where she is a Certified Management Accountant and Certified in Financial Management.

Name
Yuichiro Takayanagi

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2017	Present	Layla Technology Eye, LLC	Founder & CEO
09/15/2021	Present	Avadain, Inc.	Board Member

Short Bio: Yuichiro Takayanagi is Panasonic's nominee on Avadain's Board of Directors. Mr. Takayanagi has spent the last 20+ years specializing in intellectual property development, asset management and litigation. After serving as Senior Vice President of Intellectual Property for a major Japanese electronics company's US holding company in California, Mr. Takayanagi joined the law firm of McDermott Will Emery as a partner where he handled many patent litigation and dispute matters. He then transitioned to an in-house General Counsel position for Panasonic's U.S. subsidiary dedicated to intellectual property asset management and litigation. He was promoted to President of Panasonic Intellectual Property Corporation of America. In this role, Mr. Takayanagi spotted the very special graphene technology - now the basis of Avadain. While the technology was still in an incubation phase, Mr. Takayanagi initiated Panasonic's sponsorship of the proof of concept and bench scale production. Mr. Takayanagi now continues to steward our graphene technology development and serve as Panasonic's advisor and in that capacity as Avadain Board member. Education: Mr. Takayanagi holds a BA from Nanzan University in Nagoya, Japan and a JD from Loyola University of Chicago.

Name
Z. Ryan Tian

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2004	Present	Univ. of Arkansas	Assoc. Prof.
09/15/2021	Present	Avadain, Inc	CSO

Short Bio: Dr. Z. Ryan Tian has a rare mix of academic achievement, entrepreneurial spirit and industry experience. In addition to being Avadain's Chief Science Officer, he is an associate professor at the University of Arkansas (UArk), where his lab primarily focuses on developing new nanotechnologies all viable to large-scale industrial manufacturing. He has published >100 papers and book chapters and is an inventor/co-inventor on numerous patents. In 2000-2001, Dr. Tian managed an R&D team and three production lines' 24/7 operations (~200 people) at AXT (Fremont, CA, the USA #1 III-V semiconductor manufacturer). While at AXT, Dr. Tian created a new engineering route to boost productivity of a production line by 50%, controlled QA/QC of products out of raw materials ($5MM/day), and managed compliance with California OSHA regulations. In parallel, he built the same production-lines (~200 people) in Asia and achieved similar operational success. Dr. Tian joined the faculty of UARK in 2004, where he co-founded the Journal of Nanotechnology for Engineering & Medicine, the American Society for Nanomedicine, and the Arkansas Institute for Nanoscience/Engineering. Dr. Tian earned his Ph.D. (1998, major in Inorganic Chemistry and minor in Chemical Engineering and Materials Science) from the University of Connecticut. He did his postdoc at the University of California-Davis (1998-2000) and Sadia National Labs (2002-2004). Work Experience: https://www.linkedin.com/in/z-ryan-tian-phd-5b51a412/

Name
Bradley Larschan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2010	Present	Bastille LLC	CEO
03/01/1995	Present	The Salisbury Group LLC	Chairman
04/01/2006	Present	Vehicle Safety & Compliance LLC	CEO
09/15/2021	Present	Avadain, Inc.	CEO
09/01/2020	09/22/2021	Avadain LLC	CEO

Short Bio: Brad Larschan co-founded Avadain and has been involved with the development and patenting of Avadain's technology since 2016. He has served on Avadain's Board of Directors since its inception and arranged early investment in Avadain's technology by Panasonic. Mr. Larschan has extensive experience in the development and commercialization of breakthrough technologies, including co-founding and leading Bastille LLC, which commercializes disruptive technologies created by universities and research institutions worldwide. Mr. Larschan has extensive expertise in patenting to support commercialization and enforcement of IP-based technologies. He is a member of the IAM Strategy 300: The World's Leading IP Strategists, which identifies individuals leading the development and implementation of strategies that maximize the value of IP portfolios. Mr. Larschan has held leadership roles in a number of start-up and early-stage companies since 1993. Before that, he was an international lawyer in Washington, DC. Mr. Larschan has a BS (magna cum laude) in journalism and politics from Boston University and JD (cum laude) from Boston College Law School. Work Experience: https://www.linkedin.com/in/bradley-larschan-a7736175/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Bradley Larschan (through Bastille, LLC)

Securities:	2,425,500
Class:	Class B Common Stock
Voting Power:	49.3%

Ericka Wojack (through Bastille, LLC)

Securities:	2,425,500
Class:	Class B Common Stock
Voting Power:	49.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Graphene is about to change our world. Graphene aims to be vastly more important to the 21st Century than plastics were to the 20th Century. Graphene aims to be a megatrend of the 21st Century. Many leading tech companies and numerous startups are poised to enhance hundreds of billions of dollars of products with graphene. 'Flakes' are industry's preferred form factor of graphene. However, mass production of graphene-enabled products is held back because there is no known technology to produce industrial quantities of reasonably priced high-quality graphene flakes. Explosive growth in demand for graphene flakes is expected as soon as industrial quantities of high-quality graphene become available at reasonable price. Avadain has successfully demonstrated a breakthrough, globally patented and green manufacturing process to manufacture large, thin and nearly defect free graphene flakes at commercially viable cost. We need to upscale to high-throughput production lines for mass production. We have the team, including strong partners, to upscale to continuous production, which is the focus of our capital raise. Avadain has a capital-light licensing model to generate significant recurring revenue. Based on our highly differentiated technology and global patent portfolio, we plan to license our graphene flake manufacturing process to: (1) advanced materials manufacturing companies, (2) graphene applications companies and, (3) end users which need to assure quality and reliability of supply. Avadain expects to unleash the Graphene Revolution. In so doing, we expect significant, recurring licensing revenue with a view to making Avadain an attractive acquisition candidate.

Avadain currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Avadain, Inc. speculative or risky:**

    1. Pandemic Risks: We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. Valuation Risks: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. Start-Up Risks: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a

market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

4. Dividends: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

5. Company and General Investment Risks: The Company is in the development stage and has limited financial or operating history upon which to estimate its prospects for success. At the present time, the Company anticipates that, even if its business plan is successfully implemented, it will generate losses for at least the next two years and may never achieve or sustain profitability. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this Offering and the Company. The Company has no product sales or license agreements in place. The Company, along with its development partners, will need to develop continuous production of graphene flakes. The Company will undoubtedly encounter technical challenges, and may ultimately be unsuccessful. It is also possible that, even if the Company is successful in developing continuous production of graphene flakes, the cost of production will be too high, and, therefore, the market will be unreceptive. Graphene is a highly competitive field and another company could enter the market before Avadain with the technology to manufacture high quality graphene flakes in industrial volumes at a price acceptable to industry. See "Business and Operations of the Company." The likelihood of the Company's success must be considered in light of these and other challenges, expenses, complications and delays frequently encountered in connection with the formation of a new business and the development and commercialization of services in a competitive and regulated environment. No assurance can be given that the Company's business plan will be effectuated, or if effectuated, will be successful. See "Business and Operations of Company."

6. Holders of Class B Common Shares Effectively Control the Company: The Company is managed by its Board of Directors. The holders of the Company's Class B Common Shares are entitled to ten votes per share on matters requiring stockholder approval, and the holders of the Company's Class A Common Shares are entitled to one vote per share on matters requiring stockholder approval, including the election of directors. Bastille LLC, as the sole holder of the Company's Class B Common Shares, will control a substantial majority of the voting power of the Company's outstanding capital stock following the conclusion of the Offering. This concentrated control will limit or preclude the ability of the holders of Class A Common Shares to elect directors or exert any influence on corporate governance matters for the foreseeable future.

7. Risks Related to Panasonic Arrangement: In September 2021, Bastille, LLC and Avadain, LLC signed a binding commitment letter in order to obtain the advance consent of Panasonic Intellectual Property Corporation Of America ("PIPCA") to change the ownership of Avadain, LLC to seek private funding from investors for further development and begin commercialization of the graphene technology. Pursuant to the letter, Bastille, LLC and Avadain, LLC formed a new corporation, Avadain, Inc., and caused Avadain, Inc. to accept and assume the rights and obligations owed by Bastille, LLC and Avadain, LLC to PIPCA. PIPCA is entitled to 50% of any amount to be distributed by Avadain, LLC to Bastille, LLC. In addition, under the agreement currently being negotiated, Panasonic would have the right to appoint one director to the Company's Board of Directors and to exercise negative control rights with respect to a number of the Company's activities, including but not limited to: Accordingly, though not a stockholder of the Company, Panasonic will be able to exert material control over the Company. If the interests of Panasonic and the Company diverge, there could be negative consequences for the Company.

8. Risks Related to Employment Arrangements with Founders: The Company is in the process of negotiating employment agreements with Bradley Larschan, Ericka Wojack, Phillip Van Wormer, and Z. Ryan Tian, the executive officers of the Company. Each of these individuals is critical to the

operations of the Company. Each individual has been issued options to purchase Class A Common Shares subject to vesting that will commence upon signing of their respective employment agreements. If any officer fails or refuses to execute an employment agreement with the Company, the Company would need to find a replacement to serve in his or her officer role, which may present challenges to the Company and result in delays in the commencement of operations. Further, Z. Ryan Tian is a full-time faculty member with the University of Arkansas, and the Company will need to obtain the University's permission for Mr. Tian to be employed by the Company and for the Company to own intellectual property he develops related to the Company's business. The University may or may not be willing to grant such permission. If it is not willing to do so, the Company would need to find a replacement for Mr. Tian, which may or may not be possible given his specialized expertise.

9. Single Business Offering: Because the business of the Company will involve the ownership and operation of one business, an investment in the Shares has exposure to additional risks associated with changes in laws, rules or regulations, particular economic or environmental problems or other similar matters of that business, the effects of which might be absorbed, spread or compensated for in a multi-business program. See "Business and Operations of the Company."

10. Reliance upon Directors and Officers: There can be no assurance that the Board of Directors and officers of the Company will be able to successfully implement effective management and financial policies for the Company. Failure by the Board of Directors and officers of the Company to successfully implement effective management and financial policies for the Company would have a material adverse effect on the Company's business, financial condition and results of operation. See "Business and Operations of Company."

11. Dependence on Third Parties: The Company will rely upon others to provide a variety of services required for the operation of the Company. The Company cannot make any representations or warranties regarding the quality of such third parties' services. Should the third party service provider fail to adequately provide services to the Company, it is uncertain whether another cost effective source of such services could be found or effectively utilized. See "Business and Operations of the Company."

12. Reliance upon a Single Product: The Company will focus on the manufacturing and licensing of graphene flakes. If the Company is unable to scale up its manufacturing processes for graphene flakes as planned, its ability to grant licenses could be impeded and the Company will not be profitable.

13. Competition: Numerous indirect competitors exist within the Company's planned market. See "Business and Operations of Company - Competition." These competitors include manufacturers of (1) low quality graphene flakes, which do not have the properties of the Company's flakes; (2) materials labeled "graphene" but which are, in reality, nanoplatelets, or graphite; or (3) graphene sheets. These indirect competitors are located throughout the world. Some of the Company's potential indirect competitors are larger and better capitalized, have greater experience in manufacturing at industrial scale and may have long established relationships with customers for such products. As a result of this competition, it cannot be guaranteed that the Company will be able to grow or grant licenses to manufacture graphene or achieve profitability. Competition could have a material adverse effect on the Company's business, financial condition or the results of operations. See "Business and Operations of the Company."

14. Liability and Uncertainty of Adequate Insurance: The Company will manufacture and license graphene flakes. The Company may be subject to liability as a result of claims relating to the safety of its products. To defend against and defray such costs, it is anticipated the Company will attempt to obtain and maintain general liability insurance. While the Company believes it will have and maintain adequate general liability coverage, there can be no assurance that the insurance obtained and maintained by the Company will be sufficient to fully cover the Company in the event of a claim. Furthermore, there can be no assurance that the Company will be able to obtain general liability insurance in the future with adequate coverage or at acceptable costs.

15. Government Regulation: The Company's business will be subject to extensive regulation in all of the markets in which it operates. This may include regulations regarding licensing, production, distribution, marketing, advertising and labeling of its products. The Company will be required to

comply with these regulations and to maintain various permits and licenses. The Company will also be required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell its product. The Company cannot assure investors that these and other governmental regulations applicable to the graphene industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, the Company may not be able to predict when and to what extent liability may arise. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm the Company's business, as the Company could find it necessary to raise its prices in order to maintain profit margins, which could lower the demand for its product and reduce sales and profit potential.

16. Dependence on Key Personnel; Recruitment: We are highly dependent on the services of the Company's executive officers and directors. Our future business and results of operations depend in significant part upon the continued contributions of our executive officers and directors. If we lose those services or if the executive officers fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the Board of Directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations. See "Business and Operations of the Company."

17. No Public Market for Shares; Lack of Liquidity: There will be no public market for the Shares offered by the Company. The Shares offered herein have not been and will not be registered under the Securities Act or any other applicable securities laws in reliance upon available exemptions from the registration requirements thereof. Accordingly, under the Securities Act and such securities laws, the securities offered hereby are subject to substantial restrictions on transfer and may only be sold, assigned, transferred or otherwise disposed of by a holder if subsequently registered, or if federal and other exemptions from registration are available and an opinion of counsel satisfactory to the Company is furnished to that effect. Furthermore, any transfer of the Shares will also be restricted by the terms of the Certificate of Incorporation and Bylaws. In particular, the Bylaws grant the Company the right to purchase the shares of a stockholder if that stockholder proposes to transfer his or her shares to a third party. See "Summary of Certificate of Incorporation" and the Certificate of Incorporation and Bylaws in their entirety. Because the Shares offered hereby are not readily transferable, an investor's ability to pledge such Shares as collateral for loans may be limited, and the restrictions on transfer could reduce the price of the securities in any permitted sale. An investor should not expect to be able to liquidate his or her investment readily or at all. Accordingly, each prospective investor should be aware of the long-term nature of the investment in the Shares and must indicate that he or she is acquiring such Shares for investment for his or her own account and not with a view to the resale, transfer or other disposition thereof. See "Investor Suitability Standards."

18. Tax Risks: The manner in which the Company is to be taxed, the deductions available to the Company and the effect of the operations of the Company on each prospective investor involve complex issues. Because of the uncertainties and risks associated with the federal, state, and local income tax aspects of the investment in Shares, it is imperative that, prior to making an investment in the Company, potential investors consult their own tax advisors regarding their particular tax situation and the tax consequences of investing in the Company. Investors should note that the Company anticipates no significant tax benefits associated with the future operation of the Company. No ruling will be sought from the Internal Revenue Service (the "IRS") on the federal income tax consequences of any of the matters discussed in this Memorandum or any other tax issues affecting the Company or the subscribers. The Company has neither requested nor will it receive an opinion from its counsel with respect to the tax matters discussed below. Each investor should carefully review the following risk factors and consult his own tax advisor with respect to the federal, state and local income tax consequences of an investment in the Company.

19. Possible Legislative or Other Actions Affecting Tax Consequences: The federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at

any time, and any such action may retroactively affect investments and commitments previously made. The rules dealing with federal income taxation of companies are constantly under review by the IRS, resulting in revisions of its regulations and revised interpretations of established concepts. In evaluating an investment in the Company, each investor should consult with his or her personal tax advisor with respect to possible legislative, judicial and administrative developments.

20. State, Local and Foreign Taxation: Each investor should consult his or her own attorney or tax advisor regarding the effect of state, local, or foreign taxes on his or her personal situation.

21. Risks Related to Marital Relationship of Founders: Bastille LLC, the sole holder of Class B Common Shares of the Company, is primarily owned by Bradley Larschan and Ericka Wojack. Mr. Larschan is CEO of the Company, and Ms. Wojack is CFO and COO of the Company; both are holders of Class A Common Shares. Mr. Larschan and Ms. Wojack are husband and wife. They began working together in 1993 and have been involved with numerous companies and transactions since then. They were married in July 1995 and currently have 13-year old twin daughters. If they were to become adverse, the Company could suffer a disruption. Additionally, since they control Bastille LLC, which is the owner of the Company's Class B Common Shares and holds the majority of the voting power of the Company, there could be negative consequences for the Company.

22. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

23. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

24. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the

Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

25. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

26. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

27. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

28. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

29. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

30. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

31. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

32. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Avadain, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The use of capital from this raise is upscaling our batch process to industrial scale production, making samples, patenting and OpEx. The categories of expenditures are: upscaling graphene production (e.g., converting batch process to continuous operation); intellectual property; marketing; accounting/legal/operations; payroll and intermediaries. The key variable in allocating proceeds is the amount of cash available to be expended. Cash will be allocated to other uses as necessary to continue operations while the technology upscaling is undertaken. Avadain's development partners believe the upscaling will take two years.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
Upscaling graphene production	$0	$2,262,500
Payroll	$0	$1,200,000
Intellectual property	$0	$500,000
Marketing	$0	$442,500
Accounting/Legal/Operations	$9,510	$350,000
Total Use of Proceeds	**$10,000**	**$5,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Avadain, Inc. must agree that a transfer agent, which keeps records of our outstanding Class A-1 Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $4 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	8,750,000	190,000	Yes	One vote per share.
Class B Common Stock	4,900,000	4,900,000	Yes	Ten votes per share.
Preferred Stock	100,000	0	No	
Class A-1 Common Stock	1,250,000	0	Yes	One vote per share.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan	In 2021, the Company adopted an Equity Incentive Plan for employees and non-employee directors and reserved 3,000,000 options. Out of the 3,000,000 options, 2,500,000 are granted, but not issued and 500,000 are available to be granted. The exercise price of options granted is $1. Options Granted To: Brad Larschan (CEO) - 700,000, Ericka Wojack (CFO) - 600,000, Phil Van Wormer (CCO) - 700,000, Ryan Tian (CSO) - 500,000 Granted Options Vesting Schedule: 03/31/2022 - 400,000, 04/01/2022 - 275,000, 07/01/2022 - 275,000, 01/01/2023 - 400,000, 01/01/2024 - 400,000, 01/01/2025 - 575,000, 01/01/2026 - 175,000	3,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity. The Company has an Equity Incentive Plan for employees and non-employee directors. In 2021, the Company adopted an Equity Incentive Plan for employees and non-employee directors and reserved 3,000,000 options. Out of the 3,000,000 options, 2,500,000 are granted, but not issued and 500,000 are available to be granted. If any of these options were to be issued, your shares would be diluted. The Company's Class B common stock has ten votes per share and its Class A common stock has one vote per share. The stockholder which holds all of the Class B common stock is Bastille LLC ("Bastille"), which is controlled by two of the Company's executive officers, Mr. Larschan and Ms. Wojack. Thus. these two executive officers, through their control of

Bastille, control a substantial majority of the voting power of the Company's outstanding capital stock. Because of the ten-to-one voting ratio between Class B and Class A common stock, the holders of Class B common stock collectively control a majority of the combined voting power of the Company's common stock and, therefore, are able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represents greater than 10% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude Class A shareholders' ability to influence corporate matters for the foreseeable future.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Avadain, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Bastille LLC ("Bastille") is able to exercise voting rights with respect to a majority of the voting power of the Company's outstanding capital stock and, therefore, has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets. Bastille is controlled by two of our co-founders and officers: Brad Larschan and Ericka Wojack. Mr. Larschan is Avadain's CEO and Ms. Wojack is Avadain's CFO/COO. This concentrated control could delay, defer or prevent a change of control, merger, consolidation or sale of all or substantially all of the Company's assets that other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock, which has limited voting power relative to the Class B common stock, and might harm the trading price of our Class A common stock in the event the Company becomes eligible to have its shares traded on a public exchange. In addition, Bastille has the ability to control the management and major strategic investments of the company as a result of Mr. Larschan's position as the Company's CEO and Ms. Wojack's position as the Company's CFO/COO. Bastille has the ability to control the election or, in some cases, the replacement of the Company's directors. As Board members and officers, Mr. Larschan and Ms. Wojack owe a fiduciary duty to the Company's stockholders and must act in good faith in a manner each reasonably believes to be in the best interests of the Company's stockholders. As a stockholder, even a controlling stockholder, Bastille is entitled to vote its shares, and any shares over which it may have voting control as governed by a voting agreement, in Bastille's own interests, which may not always be in the interests of the Company's stockholders generally.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Capital Structure: The Company's Class B common stock has ten votes per share and its Class A common stock has one vote per share. Because of the ten-to-one voting ratio between Class B and Class A common stock, the holders of Class B common stock collectively control a majority of the combined voting power of the Company's common stock and, therefore, are able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represents greater than 10% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude Class A shareholders' ability to influence corporate matters for the foreseeable future. Dilution: The Company's equity securities are subject to dilution. The Company may need additional equity financing to continue operations, resulting in the issuance of additional equity. Additionally, the Company may offer equity to future employees and third-party financing sources in amounts that are uncertain at this time and, as a consequence, investors will be subject to dilution in an unpredictable amount. Such actions would be controlled by the Class B stockholder.

23. **What are the risks to purchasers associated with corporate actions including:**

    ▪ **additional issuances of securities,**

    ▪ **issuer repurchases of securities,**

    ▪ **a sale of the issuer or of assets of the issuer or**

    ▪ **transactions with related parties?**

The issuance of additional shares of our Class A common stock will dilute the ownership of Class A common stock investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Class A common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Class A common stock outstanding, we may not have enough cash available for marketing expenses, growth or operating expenses to reach our business goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or our assets. It is possible that the proceeds of a sale may not be cash but, instead, unmarketable securities or an assumption of liabilities or a combination thereof. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors or affiliates. By acquiring an interest in the Company, Netcapital investors are deemed to acknowledge the existence of any actual or potential related party transactions and irrevocably waive any claim with respect to any liability arising from terms that are materially adverse to their interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. If the Company needs additional funds, such funds may not be available to the Company or, if available, will be on commercially reasonable terms satisfactory to the Company. If the Company is unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. It is possible that the only commercially reasonable terms may be offered by a related party. We anticipate that any transactions with related parties will be vetted and approved by one or more executive unaffiliated with the related parties and who are free of actual conflict of interest. In some instances, the Company may deem it necessary to seek a loan from related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Related Party Note Payable
Amount Outstanding:	$6,831
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Avadain, Inc. conducted within the past three years?**

Date of Offering:	11/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$155,000
Use of Proceeds:	Offering costs, legal, accounting, patenting and digital marketing.

Date of Offering:	02/2022
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$35,000
Use of Proceeds:	Offering costs, legal, accounting, patenting and digital marketing.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Avadain, Inc. (the "Company") is a corporation organized on September 15, 2021 under the laws of Delaware. The Company was formed for the purpose of upscaling its patented technology to reliably and sustainably manufacture high-quality (i.e., large, thin, and nearly defect-free) graphene flakes and then to license this technology to advanced materials manufacturers and others. Avadain, LLC, a limited liability company formed under the laws of Delaware on September 21, 2020, became a wholly owned subsidiary of the Company on September 22, 2021. Avadain, LLC, owned by Bastille, LLC, was under common control of the Company. Avadain, LLC was initially formed to commercialize the graphene technology developed by Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V. ("Fraunhofer"), a German not-for-profit research organization. On December 23, 2020, Fraunhofer assigned the patents and patent applications for the graphene technology to Avadain, LLC. Upon acquisition by the Company, Avadain, LLC exists solely as a holding company for the Company's intellectual property. The Company is still in the pre-revenue stage. From inception on September 21, 2020 through the end of the year, the Company had no expenses, resulting in a net loss of $0. The Company capitalized $213,776 in patents. During 2021, the Company had a net operating loss of $35,855. These expenses consisted of general and administrative for $32,605 and sales and marketing for $3,250. The Company had a gain on forgiveness of related party debt of $4,321, resulting in a net loss of $31,534. Additionally, the Company capitalized $71,611 in patents to increase its total patents on the balance sheet to $285,384. Lastly, the Company had $6,831 in related part debt. The debt has no interest and is payable on demand. On March 1, 2022, Avadain, LLC was granted $3,770,000 along with three other organizations: Southwest Research Institute,

Flextrapower, Inc., and the University of Arkansas. With this grant, the three organizations will use Avadain's technology to manufacture different products. In September 2021, the Company issued 4,900,000 shares of Class B Common Stock to Bastille, LLC as a consideration for the transfer and conveyance unto the Company all of its rights, title, and interest in the membership interests, equal to 100%, in Avadain, LLC. During 2021, the Company raised gross proceeds of $155,000 through the issuance of 155,000 shares of Class A Common Stock under a Regulation D stock offering. Through March 5th, 2022, the Company raised gross proceeds of $35,000 through the issuance of 35,000 shares of Class A Common Stock under the same Regulation D stock offering. In December 2020, upon the assignment by Fraunhofer of the patents and patent applications derived from graphene technology to Avadain, LLC, Avadain, LLC agreed to pay to Fraunhofer a royalty of two percent (2%) of the gross revenue that will be generated by (i) licensing the continuous flow process to mass produce graphene flakes ("MP Process"), and (ii) Avadain, LLC's own commercial manufacture, use, sale, importation, or exportation of graphene flakes using the MP Process. In March 2021, the Company entered into an agreement with a third-party legal firm (the "Firm") to represent the Company in connection with the preparation, filing, and prosecution of patent applications relating to the manufacture of graphene. Upon signing of the agreement, the Company assumed the liability amounting to $213,773 previously incurred by the Firm for Fraunhofer and Bastille, LLC. Until the Company obtains at least $8,000,000 in total third-party funding, the Firm will provide legal services and advance expenses on a full contingency basis, up to a maximum amount of $50,000 after the date of the engagement agreement. Amount incurred over the set maximum amount is due and demandable by the Firm within 30 days of receiving an invoice from the Firm. As of December 31, 2021, the Firm has incurred legal services and advance expenses over the set maximum amount amounting to $21,611, which was recognized as a current liability. In September 2021, Bastille, LLC and Avadain, LLC signed a binding commitment letter in order to obtain the advance consent of Panasonic Intellectual Property Corporation Of America ("PIPCA") to change the ownership of Avadain, LLC to seek private funding from investors for further development and begin commercialization of the graphene technology. Pursuant to the letter, Bastille, LLC and Avadain, LLC formed a new corporation, Avadain, Inc., and caused Avadain, Inc. to accept and assume the rights and obligations owed by Bastille, LLC and Avadain, LLC to PIPCA. PIPCA is entitled to 50% of any amount to be distributed by Avadain, LLC to Bastille, LLC. With this raise, the Company plans to primarily pay for upscaling graphene production, payroll, and intellectual property. The Company believes these activities will result in the traction needed to court venture capital funding.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    1. **in connection with the purchase or sale of any security?;**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
    2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Avadain, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Avadain has a green, patented, graphene technology that has the potential to change the world. We are in the process of scaling our technology to manufacture the type of graphene that industry is waiting for, to unleash the graphene revolution. Graphene may be the most disruptive material of all time. It's the lightest, strongest, thinnest, best thermal and electricity conducting material ever discovered. Graphene can revolutionize electric vehicles, batteries, sensors, renewable energy, and medicine to name just a few. Hundreds of billions of dollars of graphene enhanced products are poised to enter the market. The problem is that there has been no source of high quality graphene flakes, in industrial quantities, at an affordable price. Avadain has a solution. Our globally patented and environmentally friendly technology, reliably manufactures high quality graphene flakes. We believe our flakes are the type industry needs to meet pent up demand and projected explosive growth. Most of the flakes currently available are too small, thick, or defect laden to unlock graphene's amazing properties. We use electrochemical exfoliation and expansion with chem absorption reducing hydrogen to produce flakes with very few defects, at a greater than 70% yield. Our flakes are both larger and thinner, averaging 55 square microns in surface area and 2-5 atomic layers thick. These fantastic qualities should enable Avadain's flakes to meet about 80% of the market need. Avadain's graphene flakes can help boost US competitiveness and strengthen our national security. Graphene can be more important to our century than plastics were to the last century. Avadain has the backing of Panasonic, with a $3.7M project grant from the US Department of Commerce, Avadain is upscaling its technology and as well as demonstrating our flakes in two high profile applications. We are now raising up to $5M through crowdfunding on Netcapital, to further upscale, expand our patent portfolio, and produce samples to support our licensing activities. Many believe that graphene is the material of our age. It can make our world cleaner, healthier, more prosperous, and sustainable. Be a force for good. Join with us to unleash the graphene revolution.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.avadaingraphene.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.